Mara Ransom, Assistant Director
Charles Lee, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

RE:	ZAGG Inc
Registration Statement on Form S-3
Filed May 30, 2012
File No. 333-181748
Request for Acceleration of Effectiveness

Dear Ms. Ransom and Mr. Lee:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ZAGG Inc (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 3:30 p.m. Eastern Time on Friday July 6, 2012, or as soon thereafter as practicable.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to C. Parkinson Lloyd of Durham, Jones & Pinegar at (801) 415-3000, and that such effectiveness also be confirmed in writing.

Respectfully,

/s/Brandon T. O’Brien
Brandon T. O’Brien
Chief Financial Officer
ZAGG Inc

cc:           Taylor Smith
C. Parkinson Lloyd